# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xtend AI Robotics, Inc., CIK 0002111860
CUSIP: 98387C100
Title of class of securities: Common Stock, Par Value $0.0001 per Share
Address of issuer's principal executive offices: 5247 CROSSROADS PARK DRIVE, TAMPA, Florida (FL), 33610
Date of event which requires filing of this statement: 09/03/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002139787

## Reporting persons
- Agmoni Eyal: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; sole voting power 0; shared voting power 34,951,443; sole dispositive power 0; shared dispositive power 34,951,443; aggregate amount beneficially owned 34,951,443 (12.3% of the class)
  Comment: * Based on information provided by the Issuer, the Issuer has 284,842,854 Common Stock outstanding.
  
  ** Consists of (i) 5,468,042 shares of Common Stock held by Opus Chartered Issuances S.A., or Opus, on behalf of Compartment 357; (ii) 7,808,720 shares of Common Stock held by Opus on behalf of Compartment 524; (iii) 1,912,338 shares of Common Stock held by Opus on behalf of Compartment 771; (iv) 5,468,088 shares of Common Stock held by Japan Israel High Tech Ventures 1 LP, or JI Ventures 1, (v) 12,758,770 shares of Common Stock held by Japan Israel High Tech Ventures 2 LP, or JI Ventures 2, and, collectively with JI Ventures 1, Japan Israel Ventures, and (vi) 1,535,485 shares of Common Stock held by Chartered Holdings Limited. Each of Opus on behalf of Compartment 357, Opus on behalf of Compartment 524, and Opus on behalf of Compartment 771 is managed by Andrea Bartelloni, Nicola Melizzi, Paolo Perin, Daniel Maier, and Tobias Wenkel, the board of directors of Opus. Chartered Investment Managers Pte Ltd, or CIM, serves as an advisor to the board of directors of Opus with voting and dispositive power over the shares of Common Stock held by Opus pursuant to a contractual agreement. Mr. Agmoni is the sole shareholder of CIM and is the managing director of CIM. By virtue of such relationships, Mr. Agmoni may be deemed to share voting and dispositive power with respect to the shares of Common Stock held by Opus on behalf of Compartment 357, Opus on behalf of Compartment 524 and Opus on behalf of Compartment 771. Each of the JI Ventures GPs is wholly owned by Chartered Holdings Limited, and Mr. Agmoni is the sole director of Chartered Holdings Limited. By virtue of such relationships, Mr. Agmoni may be deemed to be the beneficial owner of the shares of Common Stock held by Japan Israel Ventures. However, Mr. Agmoni disclaims beneficial ownership of the shares of Common Stock held by Japan Israel Ventures, except to the extent of his pecuniary interest therein, if any.
- Opus Chartered Issuances S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); member of a group; sole voting power 0; shared voting power 15,189,100; sole dispositive power 0; shared dispositive power 15,189,100; aggregate amount beneficially owned 15,189,100 (5.3% of the class)
  Comment: * Based on information provided by the Issuer, the Issuer has 284,842,854 Common Stock outstanding.
  
  ** Consists of (i) 5,468,042 shares of Common Stock held by Opus Chartered Issuances S.A., or Opus, on behalf of Compartment 357; (ii) 7,808,720 shares of Common Stock held by Opus on behalf of Compartment 524; and (iii) 1,912,338 shares of Common Stock held by Opus on behalf of Compartment 771.
- Japan Israel High Tech Ventures 1 LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 5,468,088; sole dispositive power 0; shared dispositive power 5,468,088; aggregate amount beneficially owned 5,468,088 (1.9% of the class)
  Comment: * Based on information provided by the Issuer, the Issuer has 284,842,854 Common Stock outstanding.
- Japan Israel High Tech Ventures 2 LP: type of reporting person: partnership (PN); citizenship or place of organization: Singapore (U0); member of a group; sole voting power 0; shared voting power 12,758,770; sole dispositive power 0; shared dispositive power 12,758,770; aggregate amount beneficially owned 12,758,770 (4.5% of the class)
  Comment: * Based on information provided by the Issuer, the Issuer has 284,842,854 Common Stock outstanding.
- Chartered Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); member of a group; sole voting power 0; shared voting power 19,762,343; sole dispositive power 0; shared dispositive power 19,762,343; aggregate amount beneficially owned 19,762,343 (6.9% of the class)
  Comment: * Based on information provided by the Issuer, the Issuer has 284,842,854 Common Stock outstanding.
  
  ** Consists of (i) 5,468,088 shares of Common Stock held by Japan Israel High Tech Ventures 1 LP, or JI Ventures 1, (ii) 12,758,770 shares of Common Stock held by Japan Israel High Tech Ventures 2 LP, or JI Ventures 2, and, collectively with JI Ventures 1, Japan Israel Ventures, and (iii) 1,535,485 shares of Common Stock held by Chartered Holdings Limited. Chartered Investment Managers High Tech is the sole general partner of JI Ventures 1, and Chartered General Partners Pte Ltd is the sole general partner of JI Ventures 2, or the JI Ventures GPs. Each of the JI Ventures GPs is wholly owned by Chartered Holdings Limited.

## Item 1. Issuer
Name of issuer: Xtend AI Robotics, Inc.
Address of issuer's principal executive offices: 5247 CROSSROADS PARK DRIVE, TAMPA, FLORIDA 33610

## Item 2. Person Filing
Name of person filing: Agmoni Eyal
Address of principal business office or, if none, residence: Unit C, 17/F United Centre, 95 Queensway, Admiralty, Hong Kong
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Agmoni Eyal - 34,951,443

Opus Chartered Issuances S.A. - 15,189,100

Japan Israel High Tech Ventures 1 LP - 5,468,088

Japan Israel High Tech Ventures 2 LP - 12,758,770

Chartered Holdings Limited - 19,762,343
Percent of class:
Agmoni Eyal - 12.3

Opus Chartered Issuances S.A. - 5.3

Japan Israel High Tech Ventures 1 LP - 1.9

Japan Israel High Tech Ventures 2 LP - 4.5

Chartered Holdings Limited - 6.9
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Agmoni Eyal - 34,951,443

Opus Chartered Issuances S.A. - 15,189,100

Japan Israel High Tech Ventures 1 LP - 5,468,088

Japan Israel High Tech Ventures 2 LP - 12,758,770

Chartered Holdings Limited - 19,762,343
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition:
Agmoni Eyal - 34,951,443

Opus Chartered Issuances S.A. - 15,189,100

Japan Israel High Tech Ventures 1 LP - 5,468,088

Japan Israel High Tech Ventures 2 LP - 12,758,770

Chartered Holdings Limited - 19,762,343

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Agmoni Eyal: /S/ Eyal Agmoni, Eyal Agmoni (09/10/2026)
- Opus Chartered Issuances S.A.: /S/ Daniel Georg Maier, Daniel Georg Maier, B-Director (09/10/2026)
- Japan Israel High Tech Ventures 1 LP: /S/ Eyal Agmoni, Eyal Agmoni, Director of Chartered Investment Managers High Tech, General Partner (09/10/2026)
- Japan Israel High Tech Ventures 2 LP: /S/ Eyal Agmoni, Eyal Agmoni, Director of Chartered General Partner Pte. Ltd. , General Partner (09/10/2026)
- Chartered Holdings Limited: /S/ Eyal Agmoni, Eyal Agmoni, Director (09/10/2026)